UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                SHOPPING.COM LTD.
                                -----------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    M8405Q102
                                    ---------
                                 (CUSIP Number)

                                  June 2, 2005
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  M8405Q102                                          Page 2 of 10 Pages


1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INTERNATIONAL, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power

       Number of                                   1,848,791
        Shares
      Beneficially          6             Shared Voting Power
       Owned By
         Each                                      0
       Reporting
        Person              7             Sole Dispositive Power
          With
                                                   1,848,791

                            8             Shared Dispositive Power

                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,848,791

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.23%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

CUSIP No.  M8405Q102                                          Page 2 of 10 Pages

1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power

       Number of                                  1,848,791
        Shares
      Beneficially          6             Shared Voting Power
        Owned By                                  0
          Each
        Reporting           7             Sole Dispositive Power
         Person
          With                                    1,848,791

                            8             Shared Dispositive Power

                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,848,791

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.23%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

CUSIP No.  M8405Q102                                          Page 2 of 10 Pages

1        Names of Reporting Persons

         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power

       Number of                                2,800,000
         Shares
      Beneficially          6             Shared Voting Power
        Owned By                                0
         Each
        Reporting           7             Sole Dispositive Power
        Person
         With                                   2,800,000

                            8             Shared Dispositive Power

                                                0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,800,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.44%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                              Page 5 of 10 Pages


Item 1(a)         Name of Issuer:

                  Shopping.com Ltd. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1 Zoran Street, Netanya 42504 Israel

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) TCS Capital International, Ltd. ("TCS Capital International");

                  ii) TCS Capital  Management,  LLC ("TCS Capital  Management");
and

                  iii) Eric Semler ("Mr. Eric Semler").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of each of TCS Capital International, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

1) TCS Capital International is a Cayman Islands corporation;

                  2) TCS Capital Management is a Delaware limited liability company; and

                  3) Mr. Eric Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, par value NIS 0.01 per share (the "Shares")

Item 2(e)         CUSIP Number:

                  M8405Q102

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  i) As of the date hereof, each of TCS Capital International and TCS Capital Management may be deemed to be the beneficial owner of the 1,848,791 Shares held for the account of TCS Capital International.

                  ii) As of the date hereof, Mr. Eric Semler may be deemed to be the beneficial owner of 2,800,000 Shares. This number consists of (A) 1,848,791 Shares held for the account of TCS Capital International, (B) 150,359 Shares held for the account of TCS Capital, and (C) 800,850 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q, there were 29,657,977 Shares outstanding as of May 1, 2005.

                  i) The number of Shares each of TCS Capital  International and
TCS  Capital   Management  may  be  deemed  to   beneficially   own  constitutes
approximately 6.23% of the total number of outstanding Shares.

                  ii) The number of Class A Shares Mr. Eric Semler may be deemed to beneficially own constitutes approximately 9.44% of the total number of outstanding Shares.

Item 4(c)         Number of shares as to which such person has:


         TCS Capital International
         -------------------------
         (i)       Sole power to vote or direct the vote                                                   1,848,791
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   1,848,791
         (iv)      Shared power to dispose or to direct the disposition of                                         0

         TCS Capital Management
         ----------------------
         (i)       Sole power to vote or direct the vote                                                   1,848,791
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   1,848,791
         (iv)      Shared power to dispose or to direct the disposition of                                         0


         Mr. Eric Semler
         ---------------
         (i)       Sole power to vote or direct the vote                                                   2,800,000
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                   2,800,000
         (iv)      Shared power to dispose or to direct the disposition of                                         0

                                                              Page 7 of 10 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 8, 2005                     TCS CAPITAL INTERNATIONAL, LTD.

                                          By: TCS Capital Management, LLC
                                                 its Investment Manager

                                          By: /s/ Eric Semler
                                          --------------------------------------
                                              Name:   Eric Semler
                                              Title:  Managing Manager


Date:    June 8, 2005                     TCS CAPITAL MANAGEMENT, LLC


                                          By: /s/ Eric Semler
                                          --------------------------------------
                                              Name:  Eric Semler
                                              Title: Managing Member


Date:    June 8, 2005                     ERIC SEMLER


                                          /s/ Eric Semler
                                          --------------------------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.

A.      Joint Filing Agreement, dated as of June 8, 2005, by and
        among Mr. Eric Semler, TCS Capital Management, LLC and TCS
        Capital International, Ltd...........................................10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Shopping.com Ltd., dated as of June 8, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    June 8, 2005                     TCS CAPITAL INTERNATIONAL, LTD.

                                          By: TCS Capital Management, LLC
                                                 its Investment Manager

                                          By: /s/ Eric Semler
                                          --------------------------------------
                                              Name:   Eric Semler
                                              Title:  Managing Manager


Date:    June 8, 2005                     TCS CAPITAL MANAGEMENT, LLC


                                          By: /s/ Eric Semler
                                          --------------------------------------
                                              Name:  Eric Semler
                                              Title: Managing Member


Date:    June 8, 2005                     ERIC SEMLER


                                          /s/ Eric Semler
                                          --------------------------------------